UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 9, 2007

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 9, 2007, Independence Holding Company issued a news release announcing 2007 Second Quarter and Six Months Results.

Item 9.01 Financial Statements and Exhibit

(c)   Exhibit:

Exhibit 99.1   News Release of Independence Holding Company dated August 9, 2007 announcing 2007 Second Quarter and Six Months Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Teresa A. Herbert*   Date: <u>August 9, 2007</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY	**CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD	**(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902	www.Independenceholding.com
NYSE: IHC	

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2007 SECOND QUARTER AND SIX MONTHS RESULTS**

Stamford, Connecticut, August 9, 2007. Independence Holding Company (NYSE: IHC) today reported 2007 second quarter and six months results.

Financial Results

Revenues increased 15% to $105,121,000 for the three months ended June 30, 2007 compared to revenues for the three months ended June 30, 2006 of $91,469,000. Net income per share increased 63% to $.26 per share, diluted, or $3,929,000, for the three months ended June 30, 2007 compared to $.16 per share, diluted, or $2,366,000 for the three months ended June 30, 2006.

Revenues increased 20% to $214,192,000 for the six months ended June 30, 2007 compared to revenues for the six months ended June 30, 2006 of $178,309,000. Net income per share increased 30% to $.56 per share, diluted, or $8,531,000 for the six months ended June 30, 2007 compared to $.43 per share, diluted, or $6,395,000 for the six months ended June 30, 2006.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased to report that our revenues for the six months ended June 30, 2007 of $214 million are 20% greater than those we reported for the comparable period in 2006. We are also gratified that our net income per share increased 63% to $.26 per share, diluted, for the three months ended June 30, 2007 compared to $.16 per share, diluted, for the comparable 2006 quarter. Although our fully insured premiums are growing significantly we had expected better earnings from this segment. Our second quarter results were impacted by the expensing of development and implementation costs associated with our expanding fully insured division. Specifically, we expended significant time and money in bringing to market eight new programs (including the recently announced Destiny and GBS relationships) that will not produce significant premiums until 2008. Moreover, we are still developing new programs and will continue to incur related expenses in the foreseeable future. We remain confident that we have built a solid foundation in fully insured health and expect to expand at favorable profit margins. We also would like to report that the Company's mortgage security portfolio has no exposure to sub-prime mortgages."

Continuation of Stock Buy Back Program

Independence Holding Company's Board of Directors has approved the continuation of its share repurchase program and authorized the acquisition in the open market of up to 100,000 additional shares of the Company's common stock. The timing and price of any purchases will be at the sole discretion of IHC's management, and the program may be discontinued or suspended at any time. Since the initiation of IHC's repurchase program in 1991, approximately 3.6 million net shares have been acquired at a cost of $37.8 million.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

SECOND QUARTER REPORT
JUNE 30, 2007
(In Thousands, Except Per Share Data)

		Three Months Ended June 30,			Six Months Ended June 30,	
		2007	**2006**		**2007**	**2006**
Revenues						
Premiums earned	$	80,144	$ 71,290	$	164,631	$ 137,578
Net investment income		12,421	11,402		24,455	23,333
Fee income		10,346	7,702		20,533	15,113
Net realized investment gains		582	50		1,002	467
Equity income from AMIC		562	183		1,097	359
Other income		1,066	842		2,474	1,459
		105,121	91,469		214,192	178,309
Expenses						
Insurance benefits, claims and reserves		60,641	52,621		122,920	102,801
Selling, general and administrative expenses		34,407	31,665		70,874	58,814
Amortization of deferred acquisition costs		2,809	2,671		5,300	5,189
Interest expense on debt		1,062	928		2,118	1,831
		98,919	87,885		201,212	168,635
Income before income taxes		6,202	3,584		12,980	9,674
Income tax expense		2,273	1,218		4,449	3,279
Net Income	$	3,929	$ 2,366	$	8,531	$ 6,395
Basic income per common share	$	.26	$ .16	$	.56	$ .44
Weighted average basic common shares		15,193	14,862		15,187	14,679
Diluted income per common share	$	.26	$ .16	$	.56	$ .43
Weighted average diluted common shares		15,336	15,178		15,341	15,003

As of August 7, 2007, there were 15,184,648 shares outstanding, net of treasury shares.